Stolt-Nielsen Limited                                          [Graphic omitted]

A subsidiary of           Aldwych House           Tel:  +44 207 611 8960
Stolt-Nielsen S.A.        71-91 Aldwych           Fax:  +44 207 611 8965
                          London WC2B 4HN         www.stolt-nielsen.com
                          United Kingdom

NEWS RELEASE
                                                  Contact: Reid H. Gearhart
                                                           USA 1 212 922 0900
                                                           rgearhart@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com

                       STOLT-NIELSEN S.A. FINANCIAL UPDATE

London, England - September 17, 2003 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that its 63.5%-owned publicly traded subsidiary, Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), had amended its previous earnings guidance for the full 2003 fiscal year.

In earnings guidance originally issued on June 2, 2003, Stolt Offshore forecasted a loss for the fiscal year ending November 30, 2003, in the range of $100 million to $125 million, subject to further review at the time of completion of its plan for financial recovery known as the Blueprint. Stolt Offshore now expects to report substantially higher losses for the year. Some of the additional losses are due to earnings deterioration on the Burullus, Bonga and OGGS projects, but the most significant portion of the expected additional losses are attributable to actions to be taken to implement the Blueprint and will involve substantial non-cash charges.

SNSA indicated, in earnings guidance originally issued on June 2, 2003, that it expected to report a loss for 2003. The anticipated higher losses at Stolt Offshore will have a further negative impact on SNSA's results. Primarily as a result of the losses and level of borrowings at Stolt Offshore, SNSA believes that at the end of the third quarter, SNSA may have been out of compliance with financial covenants in its credit and lease agreements. SNSA has obtained waivers, through October 15, 2003, of the requirements of those covenants from the relevant lenders.

Stolt Offshore has also obtained waivers, through October 15, 2003, of the requirements of a financial covenant in its two primary credit facilities. Consistent with earlier announcements, Stolt Offshore also expects that it will not be in compliance with other financial covenants under its primary credit facilities on November 30, 2003, unless negotiations with the lenders result in restructured credit facilities or further waivers are granted prior to such date.

The waivers provide time for SNSA and Stolt Offshore to engage in further discussions with their lenders. Stolt Offshore is negotiating with its lenders to restructure Stolt Offshore's credit facilities and SNSA is negotiating with its lenders to refinance SNSA's $180 million revolving credit facility, which matures in accordance with its terms on November 26, 2003. SNSA may also require amendments to financial covenants contained in its financing documents to ensure ongoing compliance with those covenants. SNSA has indicated to Stolt Offshore and the lenders of both companies that, because of its own financial situation and the conflicting interest of the lenders to SNSA and the lenders of Stolt Offshore, it could no longer be relied upon to extend additional support for Stolt Offshore similar to what Stolt-Nielsen S.A. has provided in the past. SNSA and Stolt Offshore have each retained Miller Buckfire Lewis Ying & Co., LLC, as financial advisor to assist them in their negotiations.

SNSA's Stolt-Nielsen Transportation Group continues to deliver solid results and is expected to report full year 2003 results similar to last year's. Stolt Sea Farm continues to be affected by weak salmon prices.

SNSA said it expects to announce its third-quarter earnings on October 16, 2003.


About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63.5 percent of Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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